Exhibit 99.1

Elite Education Group International Ltd. Announces
First Half Fiscal Year 2022 Financial Results and Operational Update

MIDDLETOWN, Ohio, June 14, 2022 /PRNewswire/ -- Elite Education Group International Limited (NASDAQ: EEIQ), (the “Company” or “Elite Education Group International”), a provider of comprehensive education solutions for domestic and international students interested in college and university programs in the US, Canada and the UK, today announced its unaudited first half financial results for the six months ended March 31, 2022 and an operational update.

“We are pleased to report a 31% revenue increase for the first half of fiscal 2022 compared to the first half of 2021 due to a higher number of in-person attendance at the English Language Program at the regional campuses of Miami University as restrictions associated with the global Covid-19 pandemic eased somewhat compared to the year-ago period. Due to our ability to operate efficiently and keep costs down, the more normalized learning environment resulted in a 50% increase in gross profit as compared to the first half of 2021. While our operating performance was strong, non-operating expenses resulted in a net loss for the period,” commented Jianbo Zhang, Chairman and Chief Executive Officer.

CEO Jianbo Zhang continued, “We completed two acquisitions during the first half of fiscal 2022 and recently entered into several collaborations as we continue to execute our mission to establish Elite Education Group International as a truly international service provider of higher learning. Our career training and English proficiency offer a cost-effective, practical education for our students, and combined with our pathway programs, enable advanced degrees and expanded career options.”

“We plan upon implementing our international strategy by acquiring select colleges in different regions of the world, developing cross-border educational partnerships, creating international academic programming and diversifying our student base. We believe that an enriched international academic experience will help our students reach their full potential and better prepare them for fulfilling careers,” CEO Jianbo Zhang concluded.

First Half 2022 Financial Results Ended March 31, 2022

Revenues were $4.1 million for the first half of fiscal 2022 compared to $3.1 million for the same period of 2022, representing an increase of $1.0 million, or 30.7%. The increase was due to a rise in student registration at the regional campuses of Miami University (“the MU Regional Campuses”) in the Fall 2021 and Spring 2022 semesters as compared to the Fall 2020 and Spring 2021 semesters due to a lessened impact of the global Covid-19 pandemic.

Gross profit was $2.7 million for the first half of fiscal 2022 compared to $1.8 million for the same period of 2021, representing an increase of $0.9 million, or 50.0%. The increase was primarily due to the increase in revenue and the moderate 3.7% increase in cost of services in the first half of 2022 attributable to operational efficiencies as compared to the same period of 2021. Our gross margin increased to 67.3% for the first half ended March 31, 2022 from 58.7% for the same period of 2021 as more students were able to physically attend the English Language Program at the MU Regional Campuses as Covid-19 travel restrictions eased.

Operating Expenses were $6.0 million for the first half of fiscal 2022 compared to $2.2 million for the same period of 2021, representing an increase of $3.8 million, or 173.5%. The increase was due to $5.3 million in general and administrative expenses which included costs attributable to $2.6 million of share-based compensation granted to employees and management, with the remaining amount attributable to the Company’s international business expansion and the consolidation of its newly acquired businesses for the first half of 2022.

Operating loss was $3.3 million for the first half of fiscal 2022 compared to an operating loss of $0.4 million for the same period of 2021 which was due to general and administrative expenses that offset higher revenue and gross margin for the six-months ended March 31, 2022.

Other income was $0.8 million for the first half of fiscal 2022 compared to nil for the same period of 2021, attributable to the sale of residential properties adjacent to the MU Regional Campuses at a sales price of approximately 150% of its initial purchase price.

Income tax expense was $0.01 million for the first half of fiscal 2022 compared to income tax recovery of $0.06 million for the same period of 2021. The increase was due to taxable income for first half of 2022 which was slightly higher than the same period of 2021.

Net loss was $2.5 million for the first half of fiscal 2022 compared to a net loss of $0.3 million for the same period of 2021, which was due to factors discussed above.

Net Loss Per Basic and Diluted Share for the first half of fiscal 2022 was $0.23 compared to a net loss of $0.04 per basic and diluted share for the same period of 2021. The average number of shares used in the computation of basic and diluted earnings per share for the first half of 2022 was 10,835,956 shares compared to 7,946,678 shares for basic and diluted earnings per share in the prior year period.

Financial Condition

As of March 31, 2022, the Company had $12.9 million in cash and cash equivalents, a decrease of $3.6 million or 21.8% as compared to $16.5 million as of September 30, 2021. As of March 31, 2022, working capital was $9.3 million (current assets minus current liabilities) and the current ratio (current assets divided by current liabilities) was 2.5, as compared to working capital of $11.0 million and a current ratio of 2.3 as of September 30, 2021. Stockholders’ equity as of March 31, 2022 was $16.3 million, an increase of $1.4 million or 9.3% as compared to $14.9 million as of September 30, 2021.

Liquidity and Capital Resources

Net cash used in operating activities for the six months ended March 31, 2022 was $3.2 million as compared to $2.9 million for the six months ended March 31, 2021. This increase was primarily due to the changes in net income and other working capital balances; the changes in these balances are included in the changes in assets and liabilities presented in the consolidated statement of cash flows.

Net cash provided by investing activities was $0.2 million and net cash used in investing activities was $0.1 million for the six months ended March 31, 2022 and 2021, respectively. The net cash provided by investing activities for the six months ended March 31, 2022 was attributable to proceeds from the sale of property and equipment of $1.9 million and $0.2 million from the collection of a note receivable, which was offset by a payment of $1.9 million used for business acquisition and a payment of $0.3 million due to related party balances.

Net cash used in financing activities was $0.3 million for the six months ended March 31, 2022 as compared to net cash provided by financing activities of $4.9 million for the six months ended March 31, 2021. For the six months ended March 31, 2022, we used $2.0 million in cash for business acquisitions and $0.2 million was advanced to related parties, and for the six months ended March 31, 2021 we generated cash inflow of $4.9 million from the issuance of 893,718 common shares as a result of the completion of our initial public offering.

Business Outlook and Operational Update

In March 2020, The World Health Organization declared the Covid-19 outbreak to be a global pandemic. The pandemic resulted in and continues to cause travel restrictions, related public health orders and economic uncertainties that affect the normal operations of many businesses, including our higher education company.

For the six months ended March 31, 2022, our indicators of recruitment and enrollment for the English Language Program at the MU Regional Campuses improved as compared to those for the year-ago period as the impact from the Covid-19 pandemic lessened.

-	As of March 31, 2022, 142 students who had been admitted to the English Language Program at the MU Regional Campuses in the Fall 2021 and Spring 2022 terms, as compared to 121 students for the previous academic year. This represents a 17.4% increase in the number of the students enrolled in the program. In addition, 52 students were present for in-person classes at the MU Regional Campuses in the Fall 2021 term, and an additional 40 students were present beginning in January 2022 for the Spring 2022 term. It is beneficial for the Company to have its students on-campus due to the receipt of residential fees and other fees. The remainder of the students who had been admitted to the English Language Program at the MU Regional Campuses as of March 31, 2022 were taking online classes.

We have made significant steps to execute on our strategic plan to become an international service provider of higher learning by acquiring colleges around the globe and by developing cross-border educational collaborations.

-	In January 2022, we acquired 80% of the equity of EduGlobal College, located in Vancouver, Canada. EduGlobal College provides English language programs for international students to help them to achieve baccalaureate and graduate programs at Canadian universities. EduGlobal College recently launched its pioneering pathway program with Algoma University, located in Sault Ste. Marie, Ontario, Canada, that establishes a seamless pathway for our students to earn transferable university credits and complete their baccalaureate degrees and graduate certificates at Algoma University’s Brampton and Sault Ste. Marie campuses.

-	In November 2021, we closed on the acquisition of 70% of Ameri-Can Education Group Corp. which has the right to the underlying equity of Davis College, a two-year career-training college located in Toledo, Ohio. Davis College offers career-training educational courses in business management, data science, nursing, electrical engineering, and other areas that most often lead to careers that are in high demand. To internationalize its academic programming and foster a global experience for its students, Davis College recently announced partnerships for a variety of bilateral academic activities with Holy Cross of Davao College of the Philippines, Anhui Business College located in Wuhu, Anhui Province, China, and Chongqing Technology and Business Institute, located in Chongqing, China.

As with other colleges and universities, we have adapted to the challenges that the Covid-19 pandemic has had on higher education. While we believe that in-person instruction and a campus learning and social experience is best for our students, we believe that the new hybrid system of remote and in-person learning adopted by many colleges and universities will continue to evolve. We believe that our current operations provide a diversified income stream that balances both our owned and operated colleges and our extensive recruiting activities. We also believe that our serving a niche market that meaningfully connects to students who may not ordinarily pursue higher education but that enables them to reach their aspirational goals is a positive and effective business model, and that we will be successful in providing solid returns to all of our constituents.

About Elite Education Group International Limited

Elite Education Group International Limited (“Elite Education” or the “Company”), through its subsidiaries Quest Holding International LLC and Highrim Holding International Limited, provides comprehensive education solutions for domestic and international students interested in university and college degree programs in the US, Canada and the UK. The Company recently acquired 80% of the equity of EduGlobal College, based in British Columbia, Canada, which focuses on English proficiency educational programming for students pursuing academic degrees. The Company also recently acquired the right to a controlling equity ownership position in Davis College, a career training college located in Toledo, Ohio. In addition, the Company has a recruiting relationship with the regional campuses of Miami University of Ohio (“the MU Regional Campuses”), where it maintains residential facilities, a full-service cafeteria, recreational facilities, shuttle buses and an office for the regional campuses that provides study abroad and post-study services for its students; these facilities are not owned, maintained, operated or are a part of Miami University. The Company also acts as a recruiting agent for the University of the West of Scotland (through The Education Group (London) Ltd) and Coventry University, both of which are located in the United Kingdom. For more information, please visit www.eei-global.net.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this press release include, without limitation, the Company’s ability to implement its international strategy as described. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our most recent Form 20-F and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Contacts:

Elite Education Group International Limited

+1 513-649-8350
ir@eei-global.net

Investor Relations:

Precept Investor Relations LLC

David Rudnick
+1 646-694-8538
david.rudnick@preceptir.com

Financial tables follow

elite educatIon international co., ltd

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2022 and SEPTEMBER 30, 2021

(US$, except share data and per share data, or otherwise noted)

	March 31, 2022	September 30, 2021
	US$	US$
Assets	(Unaudited)
Current Assets
Cash and cash equivalents	12,932,265	16,537,174
Accounts receivable	16,137	154,537
Prepaid expenses	1,382,552	1,560,847
Notes receivable	-	180,000
Income tax receivable	1,159,274	1,149,506
Total current assets	15,490,228	19,582,064
Non-current assets
Property and equipment, net	2,291,220	3,479,922
Long term asset	2,120,000	-
Deferred income tax assets	307,317	321,057
Right-of-use assets	1,457,394	626,596
Intangible assets	1,314,798	-
Goodwill	3,202,663	-
Total assets	26,183,620	24,009,639

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Current liabilities
Accounts payable and other liabilities	2,526,775	2,960,915
Student deposits	681,818	681,818
Due to related party	140,107	140,000
Lease liabilities – current	567,510	259,297
Deferred revenue	2,302,189	4,569,664
Total current liabilities	6,218,399	8,611,694
Non-current liabilities
Lease liabilities – non current	973,311	461,997
Deferred income tax liabilities	380,878	-
Total liabilities	7,572,588	9,073,691

Commitments and contingencies
Shareholders’ equity
Common shares, US$0.0015873 par value, 31,500,000 shares authorized, 11,045,313 and 10,412,843 shares issued and outstanding as of March 31, 2022 and September 30, 2021, respectively	17,532	16,528
Additional paid-in capital	15,343,585	11,464,979
Subscription receivable	(200,000)	(200,000)
Retained earnings	1,170,916	3,654,441
Accumulated other comprehensive income (loss)	(8,214)	-
Total shareholders’ equity	16,323,819	14,935,948
Noncontrolling interests	2,287,213	-
Total liabilities and shareholders’ equity	26,183,620	24,009,639

elite educatIon international co., ltd

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME(LOSS)

FOR THE SIX MONTHS ENDED MARCH 31, 2022 AND 2021

(US$, except share data and per share data, or otherwise noted)

	For The Six Months Ended	For The Six Months Ended
	March 31, 2022	March 31, 2021
	US$	US$
	(Unaudited)	(Unaudited)
Revenues	4,055,213	3,101,646
Costs of services	1,327,308	1,280,083

Gross profit	2,727,905	1,821,563

Operating costs and expenses:
Selling expenses	757,969	626,017
General and administrative	5,299,119	1,588,611
Total operating costs and expenses	6,057,088	2,214,628

Loss from operations	(3,329,183)	(393,065)

Other (income) expenses:
Other income	(797,411)	-
Foreign exchange gain	(4,206)	(38,152)
Total other (income) expenses	(801,617)	(38,152)

Loss before provision for income taxes	(2,527,566)	(354,913)

Current income tax expense (recovery)	-	-
Deferred income tax expense (recovery)	13,741	(63,025)
Income taxes expense (recovery)	13,741	(63,025)
	-	-
Net loss	(2,541,307)	(291,888)
Net loss attributable to noncontrolling interest	(57,782)	-
Net loss attributable to common stockholders	(2,483,525)	(291,888)
Unrealized foreign currency translation adjustment	(8,214)	-
Total Comprehensive loss	(2,549,521)	(291,888)

Basic & diluted net income per share	$(0.23)	$(0.04)

Weighted average number of ordinary shares-basic and diluted	10,835,956	7,946,678

elite educaTion international co., ltd

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED MARCH 31, 2022 AND 2021

(US$, except share data and per share data, or otherwise noted)

	For The Six Months Ended March 31,	For The Six Months Ended March 31,
	2022	2021
	US$	US$
Cash Flows from Operating Activities:	(Unaudited)	(Unaudited)
Net loss	(2,541,307)	(291,888)
Adjustments for items not affecting cash:
Depreciation and amortization	111,597	43,797
Stock-based compensation expenses	2,629,603	-
Non-cash lease expense	11,070	-
Net (gain)/loss from disposal of fixed assets	(813,064)	-
Deferred income tax expense	13,740	(63,025)
Changes in operating assets and liabilities
Accounts receivable	150,110	18,042
Prepaid expenses	178,295	275,403
Long-term prepaid expenses	-	125,235
Accounts payable & accrued liabilities	(618,187)	(405,060)
Deferred revenue	(2,267,475)	(2,083,445)
Income tax receivable	(9,768)	(278,982)
Student deposits	-	(213,455)
Net cash used in operating activities	(3,155,386)	(2,873,378)

Cash Flows from Investing Activities:
Purchase of property and equipment	(30,147)	(218,000)
Notes receivable	180,000	100,000
Due from related party	(296,199)	-
Net cash used for business acquisitions	(1,954,145)	-
Proceeds from sale of property and equipment	1,920,861	-
Net cash used in investing activities	(179,630)	(118,000)

Cash Flows from Financing Activities:
Proceeds borrowed from related parties	(269,893)	-
Proceeds from initial public offering, net of issuance costs	-	4,929,079
Net cash (used in) provided from financing activities	(269,893)	4,929,079

Net increase/(decrease) in cash, cash equivalents and restricted cash	(3,604,909)	1,937,701
Cash and cash equivalents, beginning of period	16,537,174	7,407,990
Cash and cash equivalents, end of period	12,932,265	9,345,691

elite educaTIon international co., ltd

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

SIX MONTHS ENDED MARCH 31, 2022 AND 2021

(US$, except share data and per share data, or otherwise noted)

	Common shares	Common shares amount	Additional paid-in capital	Subscription receivable	Retained earnings	Total equity
Balance as of September 30, 2020	7,938,000	12,600	2,731,273	-	4,738,754	7,482,627
Net loss					(291,888)	(291,888)
Share issued, net of transaction costs	893,718	1,419	4,905,646	(761,875)	-	4,145,190
Balance as of March 31, 2021 (unaudited)	8,831,718	14,019	7,636,919	(761,875)	4,446,866	11,335,929

	Common shares	Common shares amount	Additional paid-in capital	Subscription receivable	Accumulated other comprehensive income	NCI	Retained earnings	Total equity
Balance as of September 30, 2021	10,412,843	16,528	11,464,979	(200,000)	-	-	3,654,441	14,935,948
Net loss					-	(57,782)	(2,483,525)	(2,541,307)
Share issued for acquisition	201,614	320	1,249,687	-	-	2,344,995	-	3,595,002
Share-based compensation	430,856	684	2,628,919	-	-	-	-	2,629,603
Translation adjustment	-	-	-	-	(8,214)	-	-	(8,214)
Balance as of March 31, 2022 (unaudited)	11,045,313	17,532	15,343,585	(200,000)	(8,214)	2,287,213	1,170,916	18,611,032

Source: Elite Education Group International Limited